Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

November 16, 2017

Re:	TerraCycle US Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed August 29, 2017

File No. 024-10734

Dear Ms. Long:

We acknowledge receipt of comments in your letter of September 26, 2017 regarding the Offering Statement of TerraCycle US Inc. (the “Company”), which we have set out below, together with our responses.

General

1. We note your disclosure that JH Terra will sell up to 34,182 shares of Non-Voting Preferred Stock in the company after exchanging its current holding in TerraCycle, Inc. for shares of the company. We note that you are attempting to qualify the resale of such shares when they have not been issued. Please provide your legal analysis as to why the 34,182 shares of Non-Voting Preferred Stock are appropriate for qualification at this time.

Response: The Company respectfully believes it is appropriate to seek qualification for the 34,182 shares of Non-Voting Preferred Stock at this time because these shares have been issued. These shares were issued to TerraCycle, Inc. on August 14, 2017, and after the offering circular is qualified, will be exchanged for JH Terra’s holding of TerraCycle, Inc.’s preferred stock. The exchange will occur over time according to the exchange agreement between TerraCycle, Inc. and JH Terra. As JH Terra receives shares of the Company’s Preferred Stock, JH Terra will be selling these shares as part of this offering, up to 34,182 shares.

2. We note your disclosure on page 12 that your parent company may allow other parent company stockholders to exchange some of their shares for sale in this offering. Please revise to provide the information required by Part I Item 4, Part II Item 1(d) and part II Item 5(d) of Form I-A to the extent that there are other selling stockholders participating in the offering.

Response: Currently, JH Terra is the only selling stockholder. There are no other selling stockholders participating in the offering at this time. If and when there are other selling stockholders participating in this offering, we will promptly revise the offering circular to include all of the requisite information for the additional selling stockholders.

3. Please add a risk factor addressing the fact that shareholders will be purchasing non-voting preferred shares and will thus have no ability to influence the direction of the company through shareholder vote.

Response: The Company has added a risk factor addressing the fact that shareholders will have no ability to influence the direction of the company through shareholder vote.

Summary

4. We note your disclosure on page 8 that you are in serious due diligence to acquire a company later this year that you expect will increase your company’s revenue and profits by over 50% in 2018. Please revise to include disclosures related to the possibility that the transaction may not be consummated, anticipated revenues, profits or synergies may not be achieved.

Response: We have revised the disclosure as requested.

Dilution, page 17

5. Please revise the number of shares fully diluted pre-financing to include the 34,182 shares of Class A preferred stock outstanding.

Response: We have revised the disclosure as requested.

Use of Proceeds, page 25

6. We note your disclosure that you expect to use the majority of proceeds raised from this offering to acquire additional companies. We also note your disclosure on page 8 that you are in serious due diligence to acquire a company later this year and your disclosure on page 34 that you are in advanced stages of due diligence for a potential acquisition of a Universal Waste company. Please expand your discussion to include disclosure required by Instruction 7 to Item 6 of Form 1-A.

Response: We have revised the disclosure to provide the information required by Instruction 7 to Item 6 of Form 1-A. We have further updated the disclosure with a discussion of the acquisition and note that the financial statements for the acquired company are included in this filing.

The Company’s Business, page 28

7. We note your disclosure that you operate in 20 countries. Please revise this section to disclose the countries in which you operate and the nature of your operations in those countries.

Response: The Company only operates in the United States. The Company’s parent, TerraCycle, Inc., is the entity that operates in 20 countries. TerraCycle, Inc. is not offering securities in this offering. We have revised the disclosure to clarify that the Company does not operate outside the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

8. Please expand your disclosure to provide an analysis of why the allocation of expenses and amortization were lower for fiscal year 2016.

Response: We have revised the disclosure as requested.

Notes to Consolidated Financial Statements, page F-10

9. Please provide the disclosures required by ASC 280-10-50-20 through 50-33 for your reportable segments and ASC 280-10-50-38 through 50-42. If you do not believe you have more than one reportable segment, please provide us with your analysis of the guidance in ASC 280-10-50-1 through 50-10, as appropriate, for your three business divisions, National Recycling Programs, Zero Waste Boxes, and Material Sales.

Response: We have revised the disclosure as requested.

2. Summary of Significant Accounting Policies, page F-10

Revenue recognition, page F-11

10. For all of your revenue recognition streams, please expand your policies to clarify that revenue is not recognized until all four criteria are met per ASC 605-10-S99-1 and not just the delivery and performance criterion.

Response: We have revised the disclosure as requested.

Research and development costs, page F-12

11. Please expand your disclosures to clarify that the $18,000 does not include the research and development costs incurred by your parent company on your behalf and proportionally allocated to you. In this regard, we note your disclosure on page 37.

Response: We have revised the disclosure as requested.

Recent Accounting Pronouncements, page F-13

12. Please expand your disclosure to clarify that you have elected to delay complying with all new or revised financial accounting standards until the date that a company that is not an issuer is required to comply, if correct. In this regard, we note your statement regarding ASU No. 2014-09. Please refer to Part F/S(a)(3) of Form 1-A for guidance.

Response: We have revised the disclosure as requested.

6. Long-Term Debt, page F-15

13. Please disclose the term of the $300,000 mortgage note entered into on May 26, 2016.

Response: We have revised the disclosure as requested.

8. Commitments and Contingencies, page F-16

Litigation, page F-17

14. Please revise your disclosure to state if the lawsuits are expected to be material to your cash flows in addition to your financial condition and results of operations. If there are lawsuits that may be material to your cash flows, specific disclosures for these lawsuits should be provided. Please refer to ASC 450-20-50 for guidance.

Response: We have revised the disclosure as requested.

Unaudited Pro Forma Condensed Financial Information of TerraCycle US, LLC, page PF-1

15. Please revise your balance presentation to include the Class A preferred stock outstanding prior to the financing per your disclosure on page 10. Please also reflect the mandatory distribution to the preferred and common stockholders per your disclosure on pages 58 and 60.

Response: We have revised the disclosure as requested.

Form of Opinion of KHLK LLP, page 61

16. Please file a revised legality opinion that clearly and accurately identifies the number of shares to be offered by the company and the number of shares to be offered by the selling securityholders. Please have counsel opine on the shares to be sold by the company and the shares to be sold by the selling securityholders.

Response: The Company’s counsel has revised the legality opinion to separately identify and opine on the number of shares to be offered by the company and the number of shares to be offered by a selling securityholder.

If you have additional comments or questions, please contact me at sara.hanks@khlklaw.com.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Managing Partner

KHLK LLP

cc: Richard Perl

TerraCycle US Inc.

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